EXHIBIT 23.2


                   Consent of Independent Auditors



The Board of Directors
US Airways, Inc.:


We consent to the incorporation by reference in the registration statement nos. 33-35509 and 33-50231-01 on Form S-3 of US Airways, Inc. of our report dated February 25, 1998 relating to the consolidated balance sheets of US Airways, Inc. and subsidiary ("US Airways") as of December 31, 1997 and 1996, and the related consolidated statements of operations, cash flows and changes in stockholder's equity (deficit) for each of the years in the three-year period ended December 31, 1997 which appear in the December 31, 1997 Annual Report on Form 10-K of US Airways Group, Inc. and US Airways.


KPMG Peat Marwick LLP


Washington, DC
March 18, 1998